
September 8, 2016

Laurie L. Green, Esq.
Greenberg Traurig, P.A.
401 East Las Olas Boulevard
Fort Lauderdale, FL 33301

> **Re: Professional Diversity Network, Inc.**
> **Schedule TO-C**
> **Response dated August 30, 2016**
> **File No. 005-87999**

Dear Ms. Green:

We have reviewed your response and have the following comment.

<u>General</u>

1. We note your response to prior comment 3. Please provide a more detailed analysis as to whether, for purposes of Rule 14e-5(c)(3)(iv), CFL is acting in concert with PDN in connection with CFL's purchase of PDN common stock outside the tender offer. We note that (1) the tender offer is a central term of the Purchase Agreement, (2) to the extent that the tender offer is successful, CFL will not need to expend additional funds to acquire control of PDN and (3) the tender offer cannot be completed without the financing of the Share Issuance and Sale to CFL.

You may contact Jennifer López, Attorney Adviser, at (202) 551-3792 or me at (202) 551-3503 with any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions